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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                              AMENDMENT NO. 2 TO
                                SCHEDULE 14D-1


             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                                 -----------


                         TRIDENT INTERNATIONAL, INC.
                          (Name of Subject Company)

                             ITW ACQUISITION INC.
                           ILLINOIS TOOL WORKS INC.
                                  (Bidders)


                                 -----------


Common Stock, $.01 Par Value Per Share             Common Stock 895934107
   (Title of Class of Securities)          (CUSIP Number of Class of Securities)



                                   -------


                           Stewart S. Hudnut, Esq.
                           Senior Vice President, General
                             Counsel and Secretary
                           Illinois Tool Works Inc.
                           3600 W. Lake Avenue
                           Glenview, IL 60025-5811
                           (847) 657-4074

     (Name, Address and Telephone Number of Person Authorized to Receive
               Notices and Communications on Behalf of Bidders)

               Copy to:    Charles J. McCarthy, Ltd.
                           Jenner & Block
                           One IBM Plaza
                           Chicago, IL 60611





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        This Amendment No. 2 to Schedule 14D-1 amends the Schedule 14D-1 relating to the tender offer by ITW Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Illinois Tool Works Inc., for all the outstanding shares of common stock, par value $.01 per share (the "Shares") of Trident International, Inc., a Delaware corporation, at $16.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer to Purchase.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

        Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

        Parent and the Purchaser have received notice of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, for the consummation of the Offer and the Merger.

        A copy of the press release issued by Parent on January 26, 1999 is filed as Exhibit (a)(10) to the Schedule 14D-1 and incorporated by reference herein.

ITEM 10. ADDITIONAL INFORMATION

        (b) and (c): The information provided in this Amendment No. 2 under
Item 5 is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS

        Item 11 is hereby amended and supplemented to add the following:

        (a)(10) Press Release issued by Parent on January 26, 1999.(*)

(*) Filed with Amendment No. 2.

                                  SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 26, 1999                  ITW Acquisition Inc.


                                        By:    /s/ Stewart S. Hudnut
                                               -------------------------------
                                        Name:  Stewart S. Hudnut
                                        Title: Vice President and Secretary

                                        Illinois Tool Works Inc.

                                        By:    /s/ Stewart S. Hudnut
                                               -------------------------------
                                        Name:  Stewart S. Hudnut
                                        Title: Senior Vice President, General
                                                Counsel and Secretary


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                                EXHIBIT INDEX


EXHIBIT           DESCRIPTION
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(a)(1)      Offer to Purchase dated January 13, 1999.

(a)(2)      Letter of Transmittal.

(a)(3)      Notice of Guaranteed Delivery.

(a)(4) Letter from the information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks. Trust Companies and Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)      Summary Advertisement as published on January 13, 1999.

(a)(8)      Press Release issued by Parent on January 13, 1999.

(a)(9)      Press Release issued by Parent on January 15, 1999.

(a)(10)     Press Release issued by Parent on January 26, 1999.(*)

(b)(1) Second Amended and Restated Credit Agreement among Illinois Tool Works, Inc., The First National Bank of Chicago, as Agent, and other financial institutions who are signatories to the Credit Agreement dated as of September 30, 1998.

(b)(2) Line of credit letter agreement dated November 1, 1998 between The First National Bank of Chicago and Illinois Tool Works Inc., and letter amendment dated December 28, 1998.

(c) Agreement and Plan of Merger, dated as of January 6, 1999, by and among Trident International, Inc., Illinois Tool Works Inc. and ITW Acquisition Inc. (Schedules to the agreement have been omitted from this filing and will be furnished to the Securities and Exchange Commission upon request).


(*)  Filed with Amendment No. 2.
     All other exhibits previously filed.


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